SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2006
FINANCIAL AND OPERATING REPORT

Mexico City, February 7, 2007 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2006.

•
América Móvil added 31.4 million wireless subscribers in 2006 to finish the year with 124.8 million subscribers, 33.7% more than the year before. The net additions included 10.8 million obtained in the fourth quarter, 8.7 million organically and 2.1 million through the acquisition of the operations of Verizon in the Dominican Republic. Together with 2.9 million fixed lines, América Móvil had a total of127.7 million lines at the end of 2006.

•
Mexico contributed with 7.3 million net subscriber additions during the year, Brazil 5.2 million, Colombia 5.7 million and Argentina 3.4 million, with Ecuador and Peru generating approximately 1.5 million each and Tracfone, our operation in the U.S. 1.8 million.

•
Our revenues totaled 234.2 billion pesos in 2006, 23.6% more than the year before, driven by service revenues, which expanded at a 26.8% annual rate. In the fourth quarter, service revenues increased 7.3% sequentially and 23.3% year-on-year, to 65.4 billion pesos.

•
EBITDA expanded nearly twice as fast as service revenues, reaching 86 billion pesos, of which 24.4 billion were obtained in the fourth quarter. The consolidated EBITDA margin rose by over 6.5 percentage points relative to 2005, from 30.2% to 36.7%, with most operations seeing improvements in their EBITDA margins, particularly in Brazil and Colombia, whose margins climbed 16 percentage points in the year.

•	Operating profits of 58.9 billion pesos in 2006, including 16.9 billion pesos obtained in the fourth quarter, exceeded the previous years’ by 67.9%.

•	We obtained a net profit of 10.8 billion in the fourth quarter and 43.4 billion pesos in the year. Earnings per share in 2006, 1.21 pesos, were 33.1% greater than the ones observed in 2005.

•
Our cash flow from operations allowed us to cover significant outlays with little reliance on debt financing. Overall, our capital and dividend outlays totaled 82.3 billion pesos, of which 33.7 billion pesos represented investments on plant and equipment, 24.2 billion acquisitions -mostly the purchase of our operation in the Dominican Republic- and 24.4 billion pesos the amount spent on share buybacks and dividends. The latter figure includes the effect of the merger of Amtel into América Móvil, equivalent to a share buyback of 13.7 billion pesos. Our net debt increased by 9.6 billion pesos in the year.

América Móvil - Fundamentals
Constant Mexi$

	4Q06	4Q05	Var. %	Jan - Dec 06	Jan - Dec 05	Var. %

EPS (Mex$)*	0.30	0.42	-27.30%	1.21	0.91	33.12%
Earnings per ADR (US$)**	0.56	0.76	-27.40%	2.22	1.66	33.08%
Net Income (millions of Mex$)	10,844	15,059	-27.99%	43,411	32,922	31.86%
EBITDA (millions of Mex$)	24,233	20686	17.15%	85,818	57,186	50.07%
EBIT (millions of Mex$)	16,772	14009	19.72%	58,683	31,061	88.93%

Shares Outstanding (billion)***	35.91	36.25	-0.95%	35.91	36.25	-0.95%
ADRs Equivalent (billion)***	1.80	1.80	-0.26%	1.80	1.81	-0.81%

* Net Income / Total Shares Outstanding
** 20 Shares per ADR
*** Ajusted for the 3:1 split on July 18, 2005

Relevant Events

On November 4th, the new National and International Calling-Party-Pays regime came into effect in Mexico, which requires the calling party to pay for the full cost of a call in both national and international long distance calls. Mexico had only Local Calling-Party-Pays, a system implemented in May 1999.

In December, América Móvil acquired from Verizon Communications Inc. a 100% ownership interest in Verizon Dominicana, which is the largest telecommunications services provider in the Dominican Republic with over 750 thousand fixed lines and 2.1 million wireless subscribers. The company was consolidated in América Móvil from December 1st.

On December 13th América Movil’s and América Telecom’s Shareholders Assemblies approved the merger of América Telecom in América Móvil. The merger became effective on that date.

América Móvil’s Subsidiaries & Affiliates as of December 2006

Country	Company	Business	Equity	Consolidation Method

			Participation
Subsidiaries
- Mexico	Telcel	wireless	100.00%	Global Consolidation Method
- Argentina	CTI Móvil	wireless	100.00%	Global Consolidation Method
- Brazil	Claro	wireless	100.00%	Global Consolidation Method
- Chile	Claro	wireless	100.00%	Global Consolidation Method
- Colombia	Comcel	wireless	99.20%	Global Consolidation Method
- Dominicana	Claro	wireless, wirelin	100.00%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.00%	Global Consolidation Method
- El Salvador	Claro	wireless, wirelin	95.80%	Global Consolidation Method
- Guatemala	Claro	wireless, wirelin	99.10%	Global Consolidation Method
- Honduras	Claro	wireless	100.00%	Global Consolidation Method
- Nicaragua	Claro	wireless, wirelin	99.30%	Global Consolidation Method
- Paraguay	CTI Móvil	wireless	100.00%	Global Consolidation Method
- Peru	Claro	wireless	100.00%	Global Consolidation Method
- Uruguay	CTI Móvil	wireless	100.00%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.20%	Global Consolidation Method
Affiliate
- Mexico	Telvista	other	44.70%	Equity Method

Subscribers

América Móvil added 10.8 million wireless subscribers in the fourth quarter of 2006, including 2.1 million obtained through the acquisition from Verizon of its Dominican operations, to finish December with 124.8 million subscribers. This represents an increase of 33.7% year-over-year. Along with 2.1 million fixed lines in Central America and 735 thousand in the Dominican Republic, América Móvil reached a total of 127.7 million lines at the end of the year.

The number of net additions in 2006 topped 31.4 million, 29.3 million of which were organic. The latter figure was similar to the one observed the previous year. On average, the region where we operate in Latin America saw wireless penetration increase by over 10 percentage points in the year, to 56.8% for the region as a whole.

Our Mexican operations added 2.5 million subscribers in the fourth quarter, bringing to 7.3 million their net additions in 2006 to close the year with 43.2 million clients, 20.3% more than a year before. Even though we faced a more difficult competitive environment, our net additions in Mexico ended up exceeding those of 2005 by 5.5% .

In Brazil we captured 1.7 million clients in the fourth quarter, which represented 42.2% of the net additions in the Brazilian market. Through December, we gained 5.2 million subscribers in Brazil, 4.4% more than in 2005. At the end of the year, our Brazilian subscribers totaled 23.8 million, 28.0% more than a year before.

In its strongest quarter of the year, our Argentinean operation added one million clients bringing to 3.4 million the number of net additions through the year. Our subscriber base in Argentina rose by 52% in 2006, to over 10 million clients. Uruguay and Paraguay exhibited the fastest annual growth rates, 155.1% and 118.5%

respectively, reaching 428 and 376 thousand subscribers by year-end.

Subscribers as of December 2006

Thousands

			Total(1)

Country	Dec'06	Sep'06	Var.%	Dec'05	Var.%

Mexico	43,190	40,720	6.1%	35,914	20.3%

Brazil	23,881	22,172	7.7%	18,659	28.0%

Argentina	10,070	9,002	11.9%	6,627	52.0%
Chile	2,372	2,103	12.8%	1,884	25.9%
Paraguay	376	344	9.3%	172	118.5%
Uruguay	428	334	28.1%	168	155.1%

Colombia	19,521	18,755	4.1%	13,775	41.7%
Ecuador	5,657	5,212	8.5%	4,100	38.0%
Peru	3,369	2,809	19.9%	1,950	72.7%

El Salvador	1,266	1,131	11.9%	859	47.4%
Guatemala	2,596	2,365	9.8%	1,912	35.7%
Honduras	736	638	15.3%	427	72.5%
Nicaragua	1,277	1,115	14.6%	748	70.8%
Dominican Republic	2,140

U.S.A.	7,896	7,230	9.2%	6,135	28.7%

Total Wireless	124,777	113,930	9.5%	93,329	33.7%

El Salvador	837	830	0.8%	808	3.5%
Guatemala	1,062	1,046	1.5%	953	11.5%
Nicaragua	260	255	2.0%	235	10.8%
Dominican Republic	734

Total Fixed	2,894	2,132	35.8%	1,996	45.0%

Total Lines	127,671	116,062	10.0%	95,325	33.9%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

n.m. not meanignful

Comcel, our operation in Colombia, closed the year with 19.5 million subscribers, having added 766 thousand clients in the fourth quarter and 5.7 million in the year as a whole. In Ecuador our net subscriber additions came in at 445 thousand in the fourth quarter and 1.6 million in 2006. At the end of the year we had 5.7 million clients in Ecuador. Our subscriber base grew at a similar pace in both countries.

In Peru we gained 560 thousand subscribers in the fourth quarter and 1.4 million in the year as a whole, the latter figure being 67.4% greater than that of 2005. Our subscriber base reached 3.4 million, having risen by 72.7% in the year. In Chile, net additions in the fourth quarter tripled relative to the same period of 2005, to 270 thousand subscribers. Our subscriber base in Chile totals 2.4 million.

Our combined subscriber base in Central America totaled 5.9 million, having gained 1.9 million wireless subscribers during 2006. Honduras and Nicaragua continue to deliver solid results presenting annual growth rates of 72.5% and 70.8% respectively.

Tracfone, in the U.S., added 1.8 million clients in the year—667 thousand in the fourth quarter— to end the year with 7.9 million subscribers, 28.7% more than the year before.

América Móvil Consolidated Results

With organic net subscriber additions nearly identical to those of the previous year but a bigger and growing base of revenues, the relative cost of growth for América Móvil became smaller in 2006, propelling EBITDA margins upwards in substantially all our operations.

Revenues expanded 23.6% year-on-year, reaching 234.2 billion pesos, with service revenues rising by 26.8% . In the fourth quarter alone, service revenues were up 7.3% sequentially, to 53.1 billion pesos, climbing in the period as fast as subscribers. In four of our operations service revenues increased by 10% or more in the fourth quarter, with two others growing at 8% in the quarter. The figures include the consolidation, from December 1st, of the Dominican Republic’s operations, which added 951 million pesos to América Móvil’s revenues.

EBITDA for the year totaled 85.9 billion pesos, rising almost twice as rapidly as service revenues, with our EBITDA margin improving by 6.5 percentage points relative to the previous year: to 36.7% from 30.2% . Two of our operations saw their margins increase by 16 percentage points in the year while three others showed improvements of approximately nine percentage points. In the fourth quarter the EBITDA margin hit 37.3% on 24.4 billion pesos of EBITDA.

We generated an operating profit of 58.9 billion pesos in the year, of which 16.9 billion were obtained in the fourth quarter. The year’s operating profit is 67.9% higher than the one registered in 2005 and represented 25.1% of revenues. Together with a net financial income of 560 million pesos, it helped bring about a net profit of 43.5 billion pesos in 2006, which represented 18.5% of revenues. The net profit obtained in the fourth quarter, 10.8 billion pesos, was equivalent to 30 peso cents per share and 56 dollar cents per ADR.

America Movil’s Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	4Q06	4Q05	Var.%	Jan - Dic 06	Jan - Dic 05	Var.%

Service Revenues	53,102	43,074	23.30%	195,403	154,081	26.80%
Equipment Revenues	12,256	11,742	4.40%	38,818	35,449	9.50%
Total Revenues	65,357	54,816	19.20%	234,222	189,530	23.60%

Cost of Service	11,693	10,593	10.40%	44,419	36,532	21.60%
Cost of Equipment	18,757	17,385	7.90%	62,372	56,295	10.80%
Selling, General & Administrative Expen	10,502	11,092	-5.30%	41,439	39,518	4.90%
Total Costs and Expenses	40,951	39,071	4.80%	148,231	132,345	12.00%

EBITDA	24,406	15,746	55.00%	85,991	57,186	50.40%
% of Total Revenues	37.30%	28.70%		36.70%	30.20%

Depreciation & Amortization	7,458	6,255	19.20%	27,131	22,125	22.60%

EBIT	16,948	9,491	78.60%	58,860	35,061	67.90%
% of Total Revenues	25.90%	17.30%		25.10%	18.50%

Net Interest Expense	1,069	834	28.10%	3,982	4,071	-2.20%
Other Financial Expenses	248	2,076	-88.10%	1,393	3,443	-59.60%
Foreign Exchange Loss	-1,105	1,298	-185.10%	-2,712	-3,059	11.30%
Monetary Result	-1,205	-1,220	1.30%	-3,169	-3,213	1.40%
Comprehensive Financing Cost (Income)	-993	2,988	-133.20%	-506	1,242	-140.80%

Other Income and Expenses	1,293	389	232.10%	-466	425	-209.70%
Income & Deferred Taxes	5,758	-8,926	164.50%	16,374	355	n.m.
Net Income before Minority Interest and	10,890	15,040	-27.60%	43,459	33,038	31.50%
Participation in Results of Affiliates

Equity Participation in Results of Affiliat	6	-5	212.10%	-36	44	-182.60%
Minority Interest	41	-14	395.6%.	84	71	18.30%
Net Income	10,844	15,059	-28.00%	43,411	32,923	31.90%

*n.m. not meaningful / n.a. not available

Our cash flow from operations, coupled with net borrowings of 9.6 billion pesos in the year, allowed us to cover capital expenditures in the amount of 33.7 billion pesos, to complete acquisitions worth 24.2 billion (mostly associated with the purchase of the operations in the Dominican Republic) and to buy back shares and pay dividends for the combined sum of 24.4 billion pesos. The latter figure includes the effect of the merger of Amtel into América Móvil, the economic impact of which was that of a 13.7 billion pesos share buyback for América Móvil. Our net debt increased to 67.6 billion pesos; at the end of the year, it was equivalent to .78 times EBITDA (last twelve months).

Financial Debt of América Móvil*

Millions of U.S. dollars

	Dec’06	Dec’05

Peso - denominated debt	3,725	2,677
Bonds and other securities	2,946	1,705
Banks and other	780	972
U.S. Dollar - denominated debt	5,793	3,678
Bonds and other securities	3,593	3,218
Banks and other	2,200	459
Debt denominated in other currencies	691	303
Bonds and other securities	469	205
Banks and other	222	98
Total debt	10,209	6,658
Short-term debt and current portion of long-term debt	2,322	1,652
Long-term debt	7,887	5,006

*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Dec’06	Dec’05	Var.%		Dec’06	Dec’05	Var.%

Current Assets				Current Liabilities
Cash & Securities	43,472	13,300	226.90%	Short Term Debt**	25,266	17,696	42.80%
Accounts Receivable	40,894	32,090	27.40%	Accounts Payable	61,367	59,359	3.40%
Other Current Assets	5,012	3,736	34.20%	Other Current Liabilities	35,060	15,763	122.40%

Inventories	19,343	13,477	43.50%		121,693	92,818	31.10%

	108,721	62,604	73.70%

Long-Term Assets
Plant & Equipment	137,918	116,370	18.50%
Investments in Affiliates	560	505	10.70%	Long-Term Liabilities
				Long Term Debt	85,819	53,617	60.10%
Deferred Assets				Other Liabilities	3,551	3,744	-5.20%

Goodwill (Net)	25,743	12,741	102.10%		89,370	57,361	55.80%
Licenses (Net)	33,451	32,519	2.90%
Brands and Patents	5,912	6,583	-10.20%
Deferred Assets	8,394	7,987	5.10%
				Shareholder’s Equity	109,636	89,130	23.00%

Total Assets	320,699	239,309	34.00%	Total Liabilities and Equity	320,699	239,309	34.00%

* This presentation conforms with that of América Móvil’s audited financial statements
** Includes current portion of Long Term Debt

Mexico

Telcel added 2.5 million subscribers in the fourth quarter, 5.5% more than in the same quarter of last year, to finish December with 43.2 million clients, 20.3% more than a year before. The postpaid subscriber base kept on growing vigorously, outpacing prepaid subscriber growth by almost 10 percentage points in the year.

Fourth quarter revenues totaled 30.2 billion pesos, after increasing by 10.9% sequentially and 15.1% annually, with blended ARPUs rising 1.1% in constant Mexican pesos on the back of strong traffic growth, as MOUs expanded by nearly 10% in response to lower rates partly associated with holiday promotions. For the year as a whole, revenues reached 109.2 billion pesos. Service revenues rose by 15.7% year-over-year.

EBITDA totaled 15.9 billion pesos, or 52.5% of total revenues, in the fourth quarter. Even with net additions that exceeded by 57.3% those obtained in the previous quarter, Telcel’s EBITDA margin showed an improvement of 1.5 percentage points. This reflects our capacity to control costs. EBITDA for 2006 totaled 55.9 billion pesos and was equivalent to 51.2% of revenues. Telcel’s margin increased by 6 percentage points in the year.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	4Q06	4Q05	Var.%	Jan - Dec 06	Jan - Dec 05	Var.%

Revenues	30,214	26,261	15.10%	109,200	93,212	17.10%

EBITDA	15,862	12,095	31.10%	55,860	42,067	32.80%
%	52.50%	46.20%		51.20%	45.10%

EBIT	13,943	10,446	33.50%	48,521	35,807	35.50%
%	46.10%	40.00%		44.40%	38.40%

Mexico’s Operating Data

	4Q06	4Q05	Var. %

Subscribers (thousands)	43,190	35,914	20.30%
Postpaid	3,064	2,367	29.50%
Prepaid	40,126	33,547	19.60%
MOU	122	106	15.10%
ARPU (Constant Mex$)	186	193	-3.70%
Churn (%)	3.50%	3.50%	0

Argentina, Paraguay and Uruguay

The combined subscriber base of CTI Móvil reached 10.9 million clients at the end of 2006 after net additions of 3.9 million in the year, 1.2 million of which were obtained in the fourth quarter. CTI’s subscriber base expanded 56.1% year-over-year.

Both service revenues and total revenues were up 49.2% in 2006, with the latter reaching 4.4 billion Argentinean pesos. In the fourth quarter, CTI generated revenues of 1.2 billion, on the back of service revenues that were expanding at a rate of 10.1% sequentially and 37.8% annually.

Through December, CTI generated 852 million Argentinean pesos in EBITDA, three times as much as in 2005, with the EBITDA margin doubling in the year to 19.3% . EBITDA for the quarter was 217 million, equivalent to 17.4% of total revenues.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Million of ARP$	check

	4Q06	4Q05	Var. %	Jan - Dec 06	Jan - Dec 05	Var.%

Revenues	1,247	946	31.90%	4,419	2,962	49.20%

EBITDA	217	90	141.70%	852	285	198.40%
%	17.40%	9.50%		19.30%	9.60%

EBIT	144	29	386.80%	561	123	356.70%
%	11.50%	3.10%		12.70%	4.10%

Argentina, Paraguay & Uruguay Operating Data

	4Q06	4Q05	Var. %

Subscribers (thousands)	10,875	6,967	56.10%
Postpaid	1,087	768	41.50%
Prepaid	9,788	6,199	57.90%
MOU	135	155	-12.90%
ARPU (ARG)	33	39	-15.40%
Churn (%)	1.60%	2.00%	-0.4

Brazil

In Brazil, we added 5.2 million subscribers in 2006, a third of them in the fourth quarter. Claro’s share of net additions during the quarter was 42.2% . Our subscriber base topped 23.9 million, having expanded by 7.7% sequentially and by 28.0% year-on-year, with the postpaid base growing more rapidly than the prepaid one.

Claro’s revenues totaled 8.4 billion reais in 2006 if the full-bill methodology is applied for the year as a whole, and 2.3 billion reais in the fourth quarter. Service revenues increased at a fast pace that quarter, rising by 9.6% sequentially and 25.2% annually, driving ARPUs up by 2.6% on the quarter—to 28 reais—5.3% for the prepaid segment.

EBITDA for the year came in at 1.1 billion reais, with the fourth quarter contributing 301 million reais. The EBITDA margin rose to 12.7% in the year (similar to the one seen in the quarter), which represents an increase of nearly 17 percentage points relative to the one seen the year before.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	4Q06	4Q05	Var.%	Jan - Dec 06	Jan - Dec 05	Var.%

Revenues	2,339	2,152	8.70%	8,372	7,487	11.80%

EBITDA	301	-86	n.m.	1,065	-297	n.m.
%	12.80%	-4.00%		12.70%	-4.00%

EBIT	-120	-472	291.60%	-560	-1,775	68.50%
%	-5.10%	-21.90%		-6.70%	-23.70%

Brazil’s Operating Data

	4Q06	4Q05	Var. %

Subscribers (thousands)	23,881	18,659	28.00%
Postpaid	3,974	2,972	33.70%
Prepaid	19,907	15,687	26.90%
MOU	72	75	-2.90%
ARPU (R$)	28	29	-0.80%
Churn (%)	3.30%	2.70%	0.64

Chile

Chile showed a strong performance in the fourth quarter aided by its new GSM network and the marketing and distribution efforts that followed its introduction of GSM services last August. The number of net additions in the fourth quarter tripled compared to a year before, leading our subscriber base to close the year with 2.4 million subscribers, with postpaid subscribers growing three times more rapidly than prepaid ones.

Revenues in the fourth quarter went up 24.7% sequentially to 61.1 billion Chilean pesos, while EBITDA was dragged down by the acceleration of subscriber growth. Total revenues for the year stood at 192.6 billion Chilean pesos and EBITDA came in at 10.6 billion Chilean pesos taking the EBITDA margin to 5.5% .

INCOME STATEMENT
Chile
Millions of CLP$

	4Q06	4Q05	Var. %	Jan - Dec 06

Revenues	61,102	44,051	38.70%	192,566

EBITDA	-7,960	5,350	-248.80%	10,647
%	-13.00%	12.10%		5.50%

EBIT	-14,690	-2,775	n.m.	-16,314
%	-24.00%	-6.30%		-8.50%

Chile’s Operating Data

	4Q06	4Q05	Var.%

Subscribers (thousands)	2,372	1,884	25.90%
Postpaid	474	272	74.10%
Prepaid	1,898	1,612	17.80%
MOU	141	131	7.40%
ARPU (moneda local)	6778	6795	-0.30%
Churn (%)	2.10%	2.50%	-0.36

Colombia

Colombia’s subscriber base finished 2006 with 19.5 million subscribers, up 41.7% in the year, after net additions of 5.7 million in the year and 766 thousand in the last quarter.

Through December, Comcel’s revenues totaled 4.6 trillion Colombian pesos, an increase of 39.8% as compared to 2005, with service revenues growing by 48.3%, a faster pace than the rate of growth of the subscriber base. The fourth quarter revenues, 1.3 trillion Colombian pesos, were up 31.0% year-over–year boosted by strong service revenue growth (37.8%) . The deceleration of subscriber growth that began in the third quarter, together with the rapid traffic growth, brought about a sequential improvement in ARPUs and MOUs, of 4.5% and 7.2% respectively.

Profitability continues to rise as subscriber acquisition costs fall relative to revenues. In the fourth quarter, our Colombian operation obtained 531 billion Colombian pesos in EBITDA, which represents a margin of 41.5%, nearly doubling the one seen a year before. For the full year 2006 margins climbed 16 percentage points, to 35.0%, as EBITDA rose to 1.6 trillion Colombian pesos, 158% more than a year ago.

INCOME STATEMENT STATEMENT
Colombia
Billion of COP$

	4Q06	4Q05	Var. %	Jan - Dec 06	Jan - Dec 05	Var. %

Revenues	1,281	977	31.00%	4,573	3,271	39.80%

EBITDA	531	227	133.60%	1,598	621	157.50%
%	41.50%	23.30%		35.00%	19.00%

EBIT	389	102	280.10%	1,037	181	n.m.
%	30.40%	10.50%		22.70%	5.50%

Colombia’s Operating Data

	4Q06	4Q05	Var. %

Subscribers (thousands)	19,521	13,775	41.70%
Postpaid	2,892	2,128	36.00%
Prepaid	16,629	11,647	42.80%
MOU	117	116	0.10%
ARPU (COP$)	19521	22012	-11.30%
Churn (%)	2.20%	1.70%	0.5

Ecuador

After adding 1.5 million clients in 2006, our operation in Ecuador ended December with 5.7 million subscribers, an increase of 38% year-on-year. Conecel’s postpaid subscriber base grew at an annual rate of 56.1% .

Revenues for the year went up 16.4% relative to 2005, reaching 718 million dollars, with service revenues growing at a faster pace (24.8%) . In the fourth quarter, Conecel’s revenues totaled 201 million dollars, on the back of service revenues that expanded 11.7% sequentially.

EBITDA rose 58.1% in 2006 to 248 million dollars, which resulted in an EBITDA margin of 34.6% of revenues. In the fourth quarter EBITDA totaled 85 million dollars and was equivalent to 42.5% of revenues.

INCOME STATEMENT
Ecuador
Millions of US$

	4Q06	4Q05	Var.%	Jan - Dec 06	Jan - Dec 05	Var.%

Revenues	201	193	3.80%	718	617	16.40%

EBITDA	85	47	81.60%	248	157	58.10%
%	42.50%	24.30%		34.60%	25.50%

EBIT	64	34	88.80%	174	101	72.50%
%	31.80%	17.50%		24.20%	16.40%

Ecuador´s Operating Data

	4Q06	4Q05	Var. %

Subscribers (thousands)	5,657	4,100	38.00%
Postpaid	608	389	56.10%
Prepaid	5,049	3,711	36.10%
MOU	42	46	-10.30%
ARPU (US$)	10	12	-19.70%
Churn (%)	3.40%	3.10%	0.3

Peru

After adding 560 thousand users in the quarter and 1.4 million in the year, our subscriber base in Peru reached 3.4 million subs, 72.7% more than at the end of 2005.

Revenues for the year reached 1.3 billion soles, exceeding by 43.0% the previous year’s. In the fourth quarter, revenues expanded by 19.6% sequentially and 35.1% annually, to 405 million soles.

EBITDA doubled in 2006 in spite of the fast pace of subscriber growth, to 468 million soles. The EBITDA margin climbed almost 10 percentage points, to 35.0% in the year and 38.3% in the fourth quarter.

INCOME STATEMENT
Peru
Millions of Soles

	4Q06	4Q05	Var. %	Jan - Dec ‘06	Jan - Dec 05	Var. %

Revenues	405	300	35.10%	1,336	934	43.00%

EBITDA	155	86	80.70%	468	236	98.50%
%	38.30%	28.70%		35.00%	25.20%

EBIT	95	51	84.70%	260	54	378.60%
%	23.30%	17.10%		19.50%	5.80%

Peru’s Operating Data

	4Q06	4Q05	Var. %

Subscribers (thousands)	3,369	1,950	72.70%
Postpaid	315	237	32.80%
Prepaid	3,054	1,713	78.30%
MOU	71	81	-12.30%
ARPU (Sol)	35	45	-22.20%
Churn (%)	2.40%	2.80%	-0.4

Central America

Our combined operations in Central America had 5.9 million wireless subscribers by year-end. This implies a growth of 11.9% on the previous quarter and 48.9% year–on-year. Honduras and Nicaragua showed the fastest growth in relative terms in the region, expanding by 72.5% and 70.8% their subscriber base from a year before. Along with over 2 million fixed lines, our operations in Central America service almost 8 million clients.

Consolidated revenues for the region were 1.5 billion dollars for the year (up 10.9%), of which 389 were obtained in the last quarter. EBITDA amounted to 729 million dollars, 4.3% more than the 2005 year-end figure. The EBITDA margin was 45.2% for the quarter and 48.9% for the year.

INCOME STATEMENT
Central América Consolidated
Millions of US$

	4Q06	4Q05	Var.%	Jan - Dec 06	Jan - Dec 05	Var.%

Revenues	389	360	8.20%	1,490	1,343	10.90%

EBITDA	176	180	-2.50%	729	699	4.30%
%	45.20%	50.10%		48.90%	52.00%

EBIT	150	128	16.70%	485	468	3.80%
%	38.50%	35.70%		32.60%	34.80%

Central América´s Operating Data(1)

	4Q06	4Q05	Var. %

Wireless Subscribers (thousands)	5,875	3,946	48.90%
Postpaid	358	297	20.60%
Prepaid	5,517	3,649	51.20%

Fixed Lines (thousands)	2,160	1,996	8.20%
Total Lines (Wireless + Fixed, 000’s)	8,035	5,942	35.20%
MOU(2)	141	166	-15.00%
ARPU (US$) (2)	9	12	-23.00%
Churn (%) (2)	0.8%	0.9%	0.00%

Dominican Republic

In December we completed the acquisition from Verizon of its operations in the Dominican Republic, which contributed 2.1 million wireless subscribers and over 750 thousand fixed lines to our operations in the Americas.

The financial results of what is now Claro Dominicana were consolidated with América Móvil’s only that month. They provided us with additional revenues of 951 million Mexican pesos.

United States

Tracfone, our operation in the U.S., gained 1.8 million susbscribers in 2006 to finish the year with 7.9 million. Tracfone’s subscriber base increased by 9.2% sequentially and 28.7% annually.

Fourth quarter revenues went up 21% to 332 million dollars driven by an expansion of 27.1% of service revenues. EBITDA rose to 22 million dollars, which represents 6.7% of revenues. The EBITDA margin in the fourth quarter expanded by 15.9 percentage points compared to the same period of the previous year.

INCOME STATEMENT
United States
Millions of US$

	4Q06	4Q05	Var.%	Jan - Dec 06	Jan - Dec 05	Var.%

Revenues	332	275	21.00%	1,301	990	31.50%

EBITDA	22	-25	188.60%	88	80	10.50%
%	6.70%	-9.20%		6.80%	8.10%

EBIT	17	-30	155.50%	68	62	8.40%
%	5.00%	-11.00%		1.60%	6.30%

United States’ Operating Data

	4Q06	4Q05	Var. %

Subscribers (thousands)	7,896	6,135	28.70%
MOU	66	64	2.40%
ARPU, Net (US$)	13	14	-6.90%
Churn (%)	5.5%	4.8%	0.70

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

Exchange Rates

	4Q06	4Q05	Var.%	Jan - Dec 06	Jan - Dec 05	Var.%

Mexico
EoP	10.88	10.71	1.60%	10.88	10.71	1.60%
Average	10.88	10.73	1.40%	10.93	10.99	-0.60%

Brazil
EoP	2.14	2.34	-8.70%	2.14	2.34	-8.70%
Average	2.15	2.27	-5.20%	2.17	2.46	-11.70%

Argentina
EoP	3.06	3.03	1.00%	3.06	3.03	1.00%
Average	3.07	3	2.40%	3.08	2.9	6.00%

Chile
EoP	532	513	3.90%	532	513	3.90%
Average	528	525	0.60%	530	569	-6.90%

Colombia
EoP	2,239	2,284	-2.00%	2,239	2,284	-2.00%
Average	2,285	2,283	0.10%	2,390	2,331	2.50%

Guatemala
EoP	7.6	7.6	-0.10%	7.6	7.6	-0.10%
Average	7.62	7.62	0.00%	7.6	7.64	-0.50%

Honduras
EoP	19.03	19.03	0.00%	19.03	19.03	0.00%
Average	19.03	19.03	0.00%	19.03	19.01	0.10%

Nicaragua
EoP	18	17.15	5.00%	18	17.15	5.00%
Average	17.71	17.08	3.70%	17.5	16.66	5.00%

Peru
EoP	3.2	3.43	-6.80%	3.2	3.43	-6.80%
Average	3.24	3.41	-4.80%	3.28	3.27	0.40%

Paraguay
EoP	5,170	6,100	-15.20%	5,170	6,100	-15.20%
Average	5,430	6,127	-11.40%	5,748	6,219	-7.60%

Uruguay
EoP	24.47	24.17	1.20%	24.47	24.17	1.20%
Average	23.96	23.65	1.30%	24.02	24.69	-2.70%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2007

AMERICA MOVIL, S.A.B. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer